UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

COLUMBIA LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	59-2758596
(State of incorporation)	(I.R.S. Employer Identification No.)

354 EISENHOWER PARKWAY

LIVINGSTON, NEW JERSEY 07039

973-994-3999

(Address and telephone number of principal executive offices)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration file number to which this form relates:

                         (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
NOT APPLICABLE	NONE

Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

General

The authorized capital stock of Columbia Laboratories, Inc. (“Columbia”) consists of 100,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value. This Form 8-A is being filed in connection with the listing of Columbia’s common stock on the Nasdaq National Market. The common stock has been accepted for listing on the Nasdaq National Market under the symbol “CBRX.”

Common Stock

As of February 10, 2004, there were 39,751,934 shares of Columbia common stock outstanding. The holders of common stock are entitled to one vote for each share of such stock held of record by them and may not accumulate votes. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares will not be able to elect any person to the board of directors. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to prior rights of preferred stockholders, and in the event of liquidation, dissolution or winding up of the company, to share ratably in all assets remaining after payment of liabilities and after payment of any preferential amounts to which holders of preferred stock are entitled. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Warrants

As of February 10, 2004, there were outstanding warrants to purchase 725,386 shares of the common stock of Columbia at exercise prices ranging from $4.82 to $8.35 per share. The expiration dates of the warrants range from October 25, 2004 to March 12, 2011.

Stock Options

As of February 10, 2004, there were outstanding options to purchase 6,143,050 shares of the common stock of Columbia at exercise prices ranging from $2.98 to $18.63 per share. The expiration dates of the options range from September 28, 2004 to February 9, 2014.

Convertible Subordinated Note

On March 16, 1998, Columbia issued to an institutional investor a $10 million

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convertible subordinated note due March 15, 2005. The note is subordinate to other senior securities of Columbia and bears interest at 7.125% which is payable semiannually on March 15 and September 15. The note is convertible into 662,032 shares of common stock at a price equal to $15.105 per share.

Preferred Stock

Columbia has 1,000,000 shares of preferred stock authorized, 120,000 of which are designated as Series A preferred stock, 150,000 of which are designated as Series B preferred stock, 6,660 of which are designated as Series C preferred stock and 100,000 of which are designated as Series D preferred stock. The board of directors is authorized to issue shares of preferred stock and, subject to the limitations contained in the restated certificate of incorporation and any limitations prescribed by law, to establish and designate series and to fix the number of shares and the relative rights, conversion rights, voting rights, terms of redemption and liquidation preferences. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights. In addition, if the board of directors authorizes the issuance of shares of preferred stock with conversion rights, the number of shares of common stock outstanding could potentially be increased up to the authorized amount. The issuance of preferred stock, could, under certain circumstances, have the effect of delaying or preventing a change in control of the company and may adversely affect the rights of holders of common stock. Also, preferred stock could have preferences with respect to dividend and liquidation rights.

As of February 10, 2004, there were no shares of Series A preferred stock outstanding, 130 shares of Series B preferred stock outstanding, 3,250 shares of Series C preferred stock outstanding and no shares of Series D preferred stock outstanding. In the event the board of directors elects to declare any cash dividends on the common stock, the board must also declare a cash dividend on the Series B preferred stock in an amount equal to the common equivalent per share dividend declared on the common stock. Dividends will be cumulative from the payment date of any such declaration, whether or not there are funds legally available for the payment of those dividends. Accumulations of dividends on shares of Series B preferred stock will not bear interest.

The Series C preferred stock pays cumulative dividends at a rate of 5% per annum payable quarterly. As of February 10, 2004, dividends of $18,000 have been earned but have not been declared. Upon conversion of any shares of Series C preferred stock, Columbia is obligated to issue additional shares of common stock having a market value equal to accrued but unpaid dividends on the Series C preferred stock at the time of conversion.

Holders of Series B and Series C preferred stock are entitled to convert their shares of preferred stock into shares of common stock at any time. As of February 10, 2004, each share of Series B preferred stock is convertible into 20.57 shares of common

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stock and each share of Series C preferred stock is convertible into 285.71 shares of common stock. The conversion rates are subject to anti-dilution adjustments.

The Series B preferred stock will be automatically converted into common stock upon the first to occur of the following events: (1) the completion of at least a $10 million public offering with an offering price of at least $10 per share or (2) the date on which the closing price of the common stock on a national exchange is at least $61.71 per share for a minimum of 20 consecutive trading days where the average daily volume during such period is at least 30,000 shares.

At any time, Columbia has the right to redeem all or part of the shares of Series C preferred stock at a redemption price determined by several factors including the total number of shares of Series C preferred stock to be redeemed and the current market price of our common stock. Columbia does not have the option to redeem shares of Series B preferred stock.

Holders of Series B preferred stock are each entitled to one vote for each share of common stock into which the shares of Series B preferred stock are convertible. With the exception of certain circumstances, holders of Series B preferred stock and common stock vote together as a single class on all matters upon which stockholders are entitled to vote. Holders of Series B preferred stock have the right, voting as a separate class, to approve the creation of any series of stock senior to the Series B preferred stock as to liquidation. Holders of Series C preferred stock have no voting power.

ITEM 2.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

4.1	Restated Certificate of Incorporation of Columbia Laboratories, Inc., as amended (incorporated by reference from Exhibit 3.1 to Columbia’s Form S-18 (File No. 33-22062)).

4.2	Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on May 31, 2000 (incorporated by reference from Exhibit 3.2 to Columbia’s Form S-3 (File No. 333-38230)).

4.3	Amended and Restated By-laws of Columbia Laboratories, Inc. (incorporated by reference from Exhibit 3.2 to Columbia’s Form 10-K for the year ended December 31, 1998).

4.4	Specimen Common Stock certificate.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Columbia Laboratories, Inc.

Date: February 12, 2004	By:	/s/ David L. Weinberg

David L. Weinberg Vice President and Chief Financial Officer

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